Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES ACT OF 1934

For the fiscal year ended: December 31, 2008

Commission file number 333-53422

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
(Full title of the plan)

CANADIAN NATIONAL RAILWAY COMPANY
(Name of issuer of securities)

935 de La Gauchetiere St. West, Montréal, Québec, Canada H3B 2M9
(Address of issuer’s principal executive offices

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS

Financial Statements and Supplemental Schedule
As of December 31, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm Thereon)

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Canadian National Railway Company
Union Savings Plan for U.S. Operations:

We have audited the accompanying statements of net assets available for benefits of Canadian National Railway Company Union Savings Plan for U.S. Operations (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed)

KPMG LLP

Denver, Colorado
June 26, 2009

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

Plan interest in Canadian National Railway Master Trust,
at fair value (note 7)	$149,392,854	$201,684,826

Participant loans	6,722,256	6,213,826

Receivables:
Participants' contributions	973,774	976,509
Employer's contribution	135,271	109,237

Total receivables	1,109,045	1,085,746

Net assets available for benefits before adjustment	157,224,155	208,984,398

Adjustment from fair value to contract value for interest in
Canadian National Railway Master Trust relating to
fully benefit-responsive investment contracts	618,904	105,289

Net assets available for benefits	$157,843,059	$209,089,687

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
Plan interest in investment (loss) income of the Canadian
National Railway Master Trust (note 7)	$(52,751,722)	$13,970,696

Interest income on participant loans	492,061	426,799

Contributions:
Participants'	16,034,746	15,553,665
Employer's	1,784,793	1,633,684
Rollover and other	409,515	256,074

Total contributions	18,229,054	17,443,423

Transfer in of plan assets (note 5)	1,211,052	-

Deductions from net assets:
Participants’ distributions	18,341,040	15,295,452
Transfer out of plan assets (note 5)	-	270,671
Administrative expenses	86,033	74,795

Total deductions	18,427,073	15,640,918

Net (decrease) increase	(51,246,628)	16,200,000

Net assets available for benefits, beginning of year	209,089,687	192,889,687

Net assets available for benefits, end of year	$157,843,059	$209,089,687

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1.      THE COMPANY

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business.  CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America.  CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

2.      DESCRIPTION OF PLAN

The following description of the Canadian National Railway Company Union Savings Plan for U.S. Operations (the Plan) provides only general information. Participants should refer to the summary plan description and prospectus for a more complete description of the Plan’s provisions.

General
The Plan, as amended through July 1, 2005, is a defined contribution plan, offering all eligible employees an opportunity to defer annually from 1% to 100% of their eligible earnings, subject to the legal limits allowed by the Internal Revenue Service (IRS), for contribution to various investment funds. These funds and their investment objectives are described in Note 4.  Eligible employees may participate in the Plan any time on or after their date of hire.

The Plan covers eligible union employees of Illinois Central Railroad Company, Grand Trunk Western Railroad Incorporated, Chicago, Central and Pacific Railroad Company, Cedar River Railroad Company, Duluth, Winnipeg and Pacific Railway Company, Wisconsin Central Limited, Sault Ste. Marie Bridge Company, Bessemer and Lake Erie Railroad Company, Duluth, Missabe and Iron Range Railway Company, and the Pittsburgh and Conneaut Dock Company.  Grand Trunk Corporation, which owns directly or indirectly all of the above U.S. affiliates of CN, is the Plan’s sponsor.  Grand Trunk Corporation is a holding company owned by CN.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration of the Plan
Grand Trunk Corporation Board of Directors has delegated to the Administrative Committee, responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions.

Trustee and Record-keeper
The Administrative Committee has appointed Fidelity Management Trust Company (FMTC) as trustee and Fidelity Investments Institutional Operations Company, Inc. as transfer agent and record-keeper of the Plan.  Other affiliated Fidelity companies provide certain ministerial recordkeeping and administrative services to the Plan pursuant to an agreement entered into with the Plan Sponsor.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Contributions
Eligible participants may elect to make contributions to the Plan in amounts ranging from 1% to 100% of their annual eligible earnings on a before-tax basis.  Such contributions are withheld by the Company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives. Consistent with provisions established by the IRS, the Plan’s limit on pre-tax contributions by a participant was $15,500 for 2008 and 2007 (the limit for 2009 is $16,500).  Participants who are at least age 50 by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual eligible earnings on a before-tax basis as “catch-up” contributions, up to the annual IRS limit of $5,000 in 2008 and 2007 (the limit for 2009 is $5,500) such that the total pre-tax contribution limit was $20,500 for 2008 and 2007.

For employees who are members of participating unions, the Company generally contributes to the account balance of the Plan participants a  “matching contribution” equal to 25% of the first 4% of annual eligible earnings the participant defers (a maximum Company match of 1% of eligible earnings) in accordance with such unions’ respective collective bargaining agreements.  The Company does not match the participants’ “catch-up” contributions.

Participant Accounts
Participants direct the investment of their account balance into a broad range of investment funds offered by the Plan.  The plan record-keeper maintains an account balance in the name of each participant to which each participant’s pre-tax contributions, the Company’s contributions, and share of net earnings, losses and expenses, if any, of the various investment funds, are recorded.  Interest, dividends, and realized and unrealized gains and losses on investment of the funds are allocated directly to each participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting
Participants are fully vested in their account balance at the time of contribution, including the Company’s matching contribution and related earnings from such contributions.

Distributions
Participants are eligible for a distribution of the plan benefits upon termination of service, whether by disability, retirement, death, or leaving the Company. In the event of financial hardship, as defined in the Plan, participants may withdraw money from their Plan accounts while they are still employed.  Participants who have attained age 59½ may request a distribution of all or a portion of the value in the account. Withdrawals by the participant before attaining age 59½ generally are subject to a penalty tax of 10%.

Participant Loans
Participants may borrow from their accounts by taking one loan  (maximum of two loans if one or both were outstanding as of June 30, 2004) with a minimum amount of $1,000, and a total maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Loans must be repaid within 5 years, or 10 years, if the funds are used to construct or purchase a primary residence.  The interest rate on the loans is equal to the prevailing prime rate as of the beginning of the calendar quarter in which the participant applies for the loan plus 1%, which ranged from 4.0% to 10.5% for loans outstanding at December 31, 2008.  Principal and interest are paid in equal installments through employee payroll deductions.  Participants may prepay the entire outstanding loan balance at any time without penalty.  Loans deemed to be in default are recorded as distributions, which amounted to $128,135 for the year ended December 31, 2008 ($96,508 for 2007).

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

At December 31, 2008, loans outstanding were $6,722,256 ($6,213,826 in 2007), net of deemed defaulted loans of $509,888 ($445,917 in 2007).

Termination of Service
Upon termination of service, a participant may leave their account in the Plan, or may elect to receive the value of their account in a lump-sum payment or as a direct transfer to another qualified retirement plan subject to certain conditions.  However, a participant with an account balance of $5,000 or less may select from the latter two options only.

Expenses
Administrative expenses for maintenance of plan financial records, participant statements, and trustee fees are paid from plan assets.  The Investment Committee, appointed by the Administrative Committee, employs an independent investment consultant to evaluate investment options, conduct fund searches, and monitor fund manager activity, of which the fees incurred are paid from plan assets.  All other administrative expenses of the Plan are paid by the Company.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Certain of the funds  available for investment may contain securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

As described in FASB Staff Position No. AAG INV-1 and No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

 Investment Valuation
The Plan’s investments are stated at fair value.  The fair value of the Plan’s interest in the Canadian National Railway Master Trust (Master Trust) is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the Master Trust are valued as follows: Investments in mutual funds and money market funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Common Stocks are valued at the last reported sales price or closing price by the national securities exchange on which it trades. The CN Stock Fund is tracked on a unitized basis, whereby the value of a unit reflects the combined market value of CN common stock and the cash investments held by the fund. The Master Trust’s interest in the common collective trust fund is based on the fair value of the common collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the common collective trust fund at year-end.

Participant Loans
Participant loans are valued at their outstanding balances.

Security Transactions and Related Investment Income
Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Net investment income includes the realized gains and losses on the sale of securities and the unrealized appreciation and depreciation in the fair value of investments.

Distributions
Distributions to participants or beneficiaries are recorded upon payment.

Contributions Receivable
Contributions receivable are the amounts due, as of the date of the financial statements, to the Plan from the Company and participants.  Participant contributions from employee payroll deductions made subsequent to the Plan’s year-end attributable to the preceding plan year are accrued, as are Company contributions coinciding with these salary deferrals, if any.

New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements.  The pronouncement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not require any new fair value measurements. On January 1, 2008, the Plan adopted SFAS No. 157.  This adoption did not impact net assets available for benefits or changes in assets available for benefits, but resulted in additional disclosures (see Note 7, Interest in Master Trust).

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

4.      DESCRIPTION OF INVESTMENT FUNDS

Participants direct the investment of their account balance into a broad range of investment funds offered by the Plan, within the Master Trust.  The objectives of the various investment funds, effective December 31, 2008, are described below.  The Plan Administrator may add or replace any investment funds as appropriate and as allowed by the plan document and the Plan Administrator’s Investment Policy Statement.

Mutual funds
American Funds EuroPacific Growth
This investment seeks long-term growth of capital.  The fund invests primarily in securities of issuers located in Europe and the Pacific Basin.  It is designed for investors seeking capital appreciation and diversification through investments in stocks of issuers based outside the United States.

American Funds Investment Company of America
This investment seeks long-term growth of capital and income.  The fund invests primarily in common stocks.  It may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States and not included in S&P 500 Composite Index.  The fund may also hold cash or money market instruments.

Dodge & Cox Balanced (see Note 11)
This investment seeks long-term growth income and conservation of principal.  The fund invests in a diversified portfolio of common stocks, preferred stocks, and fixed-income securities.  The fund may invest up to 75% of assets in common stocks and convertible securities.

Dodge & Cox Stock (see Note 11)
This investment seeks long-term growth of principal and income; current income is a secondary consideration.  The fund invests primarily in a broadly diversified portfolio of common stocks.

Fidelity Capital Appreciation
This investment seeks capital appreciation.  The fund invests primarily in common stocks of domestic and foreign issuers.  It may invest in either growth stocks or value stocks or both.  The fund uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select instruments.

Fidelity Freedom Funds
The investment seeks high total return; capital appreciation is a secondary objective.  The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year targeted (the Fidelity Freedom 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050 funds are targeted to investors expected to retire around those years). It normally invests in combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high-yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year targeted), at which time the funds will merge with the Fidelity Freedom Income Fund.

Fidelity Spartan International Index
The investment seeks to provide investment results that correspond to the total return of foreign stock markets.  The fund normally invests at least 80% of the assets in common stocks included in the Morgan Stanley Capital International Europe, Australasia, and Far East (MSCI EAFE) index, which represents the performance of foreign stock markets.  It uses statistical sampling techniques based on such factors such as capitalization, industry exposures, dividend yield, P/E ratio, P/B ratio, earnings growth, country weightings, and the effect of the foreign taxes.  In addition, the fund lends securities to earn income.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Fidelity Spartan U.S. Equity Index
The investment seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S. The fund normally invests at least 80% of assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the U.S.  In addition, the fund lends securities to earn income.

ICM Small Company
This investment seeks long-term growth capital appreciation.  The fund normally invests at least 80% of its net assets in common stocks of companies that have market capitalizations that are under $2 billion.  It may invest in equity securities listed on the New York and American Stock Exchanges or traded on the over-the-counter markets operated by the National Association of Securities Dealers.

Northern Institutional Small Company Index Portfolio
The investment seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in the Russell 2000 index.  The fund normally invests at least 80% of net assets in the equity securities included in the Russell 2000 index, in weightings that approximate the relative composition of securities contained in the Russell 2000 index, and in Russell 2000 index futures approved by the Commodities Futures Trading Commission.  It tries to duplicate the investment composition and performance of the Russell 2000 index by using computer programs and statistical procedures.

PIMCO Total Return
The investment seeks maximum total return.  The fund normally invests at least 65% of assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.  It invests primarily in investment-grade debt securities, but may invest up to 10% of total assets in high-yield securities (“junk bonds”).  The fund may invest all assets in derivative instruments, such as options, futures contracts, or swap agreements, or in mortgage- or asset-backed securities.

Vanguard Mid Capitalization Index
The investment seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.  The fund employs a passive management investment approach designed to track the performance of the MSCI US Mid Cap 450 index, a broadly diversified index of the stocks of medium-size U.S. companies.  It attempts to replicate the target index by investing all, or substantially all, of assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

CN common stock
This represents shares of the common stock of CN.

CN Stock Fund
This fund invests in the common stock of CN and short-term investments sufficient to meet the fund’s daily cash needs.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Common collective trust fund
Fidelity Managed Income Portfolio II (FMIP II)
This stable value fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans.  The portfolio invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity.  Some investment contracts are structured solely as a general debt obligation of the issuer.  Other investment contracts (i.e., wrap contracts) are purchased in conjunction with an investment by the portfolio in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities, and bond funds. The portfolio may also invest in futures contracts, option contracts, and swap agreements (see Note 3).

Money market fund
Fidelity Retirement Government Money Market Portfolio
This fund seeks as high a level of current income as is consistent with the security of principal and liquidity.  The fund normally invests at least 80% of assets in U.S. government securities and repurchase agreements for those securities.

5.      TRANSFER OF PLAN ASSETS

In 2008 and 2007, transfers of plan assets to/from a CN-related employee plan, the Canadian National Railway Company Management Savings Plan for U.S. Operations, relate to employees who changed participation between plans.

6.      PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event the Plan is terminated, participants will receive the full amount of plan assets in their respective accounts.

7.      INTEREST IN MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Plan Sponsor and FMTC, as trustee of the funds, for investment and administrative purposes.  The Master Trust includes all of the investment assets of the following plans:

•	Canadian National Railway Company Union Savings Plan for U.S. Operations (Union Plan)
•	Canadian National Railway Company Management Savings Plan for U.S. Operations (Management Plan)

The Plan’s record-keeper maintains supporting records for the purpose of allocating net gains or losses to each of the plans and to each participant’s accounts.  The net investment income or loss of the investment assets is allocated to each plan and to each participant’s account based on the investments held in their account.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Effective January 1, 2008, the Plan adopted the provisions of SFAS No. 157, for its financial assets and liabilities carried at fair value on a recurring basis in the financial statements. SFAS No. 157 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical or similar assets and liabilities in inactive markets.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Mutual funds, common stocks and other investments – These investments consist of various publicly-traded money market funds, mutual funds and common stock. The fair values are based on quoted market prices.

Common collective trust funds – These investments are public investment vehicles valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

The following table summarizes the Plan’s investment assets measured at fair value on a recurring basis at December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Assets:
Mutual funds	$167,067,944	$ -	$ -	$167,067,944
CN common stock	8,970,325	-	-	8,970,325
CN Stock Fund	14,352,225	-	-	14,352,225
Money market fund	17,528,884	-	-	17,528,884
Common collective trust fund	-	38,413,549	-	38,413,549
	$207,919,378	$38,413,549	$ -	$246,332,927

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

The fair value of investments, by significant investment type, in the Master Trust at December 31 is as follows:

	2008	2007

Investments in Master Trust, at fair value:
Mutual funds	$167,067,944	$259,651,994
CN common stock	8,970,325	11,071,402
CN Stock Fund	14,352,225	15,900,996
Money market fund	17,528,884	13,668,426
Common collective trust fund	38,413,549	36,262,366
Total investments in Master Trust	$246,332,927	$336,555,184

Union Plan, interest in Master Trust	$149,392,854	$201,684,826
Percentage interest	60.6%	59.9%

Management Plan, interest in Master Trust	$96,940,073	$134,870,358
Percentage interest	39.4%	40.1%

Investment (loss) income for the Master Trust for the year ended December 31 is as follows:

	2008	2007

Dividends and interest	$11,952,069	$20,002,106

Net (depreciation) appreciation of investments:
Mutual funds	(93,143,343)	1,181,216
CN common stock	(2,418,705)	1,007,349
CN Stock Fund	(3,290,531)	1,330,685
	(98,852,579)	3,519,250

Net investment (loss) income	$(86,900,510)	$23,521,356

Plan interest in investment (loss) income of the Master Trust:
Union Plan	$(52,751,722)	$13,970,696

Management Plan	$(34,148,788)	$9,550,660

Investments that represent 5% or more of net assets available for benefits as of December 31, 2008 and 2007 were the Plan’s interest in the Master Trust.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

8.      FEDERAL INCOME TAXES

The Plan has received a favorable determination letter from the IRS, dated April 21, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), as amended, and therefore, the Plan and related trust are exempt from taxation.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator continues to believe the Plan and related trust are designed to be in compliance with the applicable requirements of the Code.

9.	RELATED-PARTY TRANSACTIONS

A significant portion of the Master Trust’s assets was invested in FMTC funds.  FMTC also acts as the trustee for the Plan, and therefore, these investments qualify as party-in-interest transactions.

The Plan, through its investment in the Master Trust, held shares of CN common stock valued at $8,970,325 and $11,071,402 at December 31, 2008 and 2007, respectively.

The Master Trust held an investment in the CN Stock Fund valued at $14,352,225 and $15,900,996 at December 31, 2008 and 2007, respectively.

10.	DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The Plan’s investments, within the Master Trust, include the FMIP II, which is stated at contract value on the financial statements whereas it is stated at fair value on the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2008	2007

Net assets available for benefits per the financial statements	$157,843,059	$209,089,687
Less: Adjustment from contract value to fair value for
interest in Master Trust relating to fully
benefit-responsive investment contracts	618,904	105,289
Net assets available for benefits per the Form 5500	$157,224,155	$208,984,398

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

The following is a reconciliation of investment (loss) income per the financial statements to Form 5500 for the years ended December 31:

	2008	2007

Total investment (loss) income per the financial statements	$(52,259,661)	$14,397,495
Less (add): Change in fair value to contract value for
interest in Master Trust relating to fully
benefit-responsive investment contracts	(513,615)	53,752
Total investment (loss) income per the Form 5500	$(52,773,276)	$14,451,247

11.	SUBSEQUENT EVENT

On March 31, 2009, Vanguard Balanced Index Fund was added as an investment option.  The investment seeks to track the performance of a benchmark index that measures the investment return of the overall U.S. stock market and a broad, market-weighted bond index.  Additionally, on March 31, 2009, the Dodge & Cox Balanced Fund and the Dodge & Cox Stock Fund were no longer offered as investment options.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
DECEMBER 31, 2008

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value

* Participant loans	4.0% to 10.5%, maturing through September 2018	$ 6,722,256
$ 6,722,256

* Party-in-interest transaction

See accompanying Report of Independent Registered Public Accounting Firm.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Canadian National Railway Company
Union Savings Plan for U.S. Operations
Name of Plan

Date: 6/26/2009	/s/ Ardyth Cutler
Plan Administrator